OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

NORSTAN, INC.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

656535101

(CUSIP Number)

Christopher H. Gebhardt, Esq.
General Counsel
Black Box Corporation
1000 Park Drive
Lawrence, Pennsylvania 15055
(724) 746-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656535101			Page 2 of 12

1.	Name of Reporting Person: Black Box Corporation		I.R.S. Identification Nos. of above persons (entities only): (IRS No. 95-3086563)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 763,852*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 636,019**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 763,852*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 5.5%***

14.	Type of Reporting Person (See Instructions): CO

*	Represents the aggregate number of shares of the common stock, $0.10 par value per share (“Company Common Stock”), of Norstan, Inc., a Minnesota corporation (the “Company”), held by the directors and executive officers of the Company (the “Shareholders”) who have entered into a Tender and Voting Agreement, dated as of December 20, 2004, with Black Box Corporation, a Delaware corporation (“Parent”), and SF Acquisition Co., a Minnesota corporation and a wholly owned subsidiary of Parent (“Purchaser”), as described herein (the “Shares”). Parent and Purchaser expressly disclaim beneficial ownership of any of the Shares.

**	Excludes Shares subject to restricted stock agreements as the Shareholders do not currently have dispositive power over such Shares.

***	Based on 13,821,879 shares of Company Common Stock outstanding as set forth in the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 2004.

CUSIP No. 656535101			Page 3 of 12

1.	Name of Reporting Person: SF Acquisition Co.		I.R.S. Identification Nos. of above persons (entities only): (IRS No. 20-2030090)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 763,852*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 636,019**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 763,852*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 5.5%***

14.	Type of Reporting Person (See Instructions): CO

*	Represents the aggregate number of shares of the common stock, $0.10 par value per share (“Company Common Stock”), of Norstan, Inc., a Minnesota corporation (the “Company”), held by the directors and executive officers of the Company (the “Shareholders”) who have entered into a Tender and Voting Agreement, dated as of December 20, 2004, with Black Box Corporation, a Delaware corporation (“Parent”), and SF Acquisition Co., a Minnesota corporation and a wholly owned subsidiary of Parent (“Purchaser”), as described herein (the “Shares”). Parent and Purchaser expressly disclaim beneficial ownership of any of the Shares.

**	Excludes Shares subject to restricted stock agreements as the Shareholders do not currently have dispositive power over such Shares.

***	Based on 13,821,879 shares of Company Common Stock outstanding as set forth in the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 2004.

Item 1. Security and Issuer
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
EXHIBIT INDEX
Exhibit 1
Exhibit 2
Exhibit 3
Exhibit 4
Exhibit 5
Exhibit 6

CUSIP No. 656535101	Page 4 of 12

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.10 par value per share (the “Company Common Stock”), of Norstan, Inc., a Minnesota corporation (the “Company”). The address and principal office of the Company is 5101 Shady Oak Road, Minnetonka, Minnesota, 55343.

Item 2. Identity and Background.

     (a) This Schedule is being filed by Black Box Corporation, a Delaware corporation (“Parent”), and SF Acquisition Co., a Minnesota corporation and a wholly owned subsidiary of Parent (“Purchaser”), each on its own behalf.

     (b) The principal executive offices of each of Parent and Purchaser are located at 1000 Park Drive, Lawrence, PA 15055.

     (c), (f) Parent offers one-source network infrastructure services for data networks (including structured cabling for wired and wireless systems), voice systems (including new and upgraded telephone systems) and 24/7/365 hotline technical support for more than 95,000 network infrastructure products that it sells through its catalog, Internet Web site and on-site services offices. Purchaser is a corporation newly formed by Parent to effect the Offer (as defined below) and other transactions contemplated by the Merger Agreement (as defined below) and has not conducted any other activities. Until immediately prior to the time that Purchaser purchases Company Common Stock pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Merger Agreement, including the Offer. All outstanding shares of capital stock of Purchaser are owned by Parent.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Parent and Purchaser are set forth in Annex A hereto and are incorporated herein by reference.

     (d), (e) During the past five years, neither Parent nor Purchaser nor, to the best of their knowledge, any of the persons listed in Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Neither Parent nor Purchaser has paid any consideration in connection with the execution of the Merger Agreement or the Tender Agreement (as defined below). Neither Parent nor Purchaser expects to acquire any shares of Company Common Stock pursuant to the Tender Agreement. Parent and Purchaser expect to acquire all outstanding shares of Company Common Stock pursuant to the Offer and the Merger. A description of the source and amount of funds required to purchase shares of Company Common Stock in the Offer pursuant to the Merger Agreement is contained in Section 15 of the Offer to Purchase, dated as of December 23, 2004, filed as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Purchaser and Parent on December 23, 2004 (the “Offer to Purchase”), which description is incorporated herein by reference. The Offer to Purchase also is filed as Exhibit 1 hereto. A copy of the Commitment Letter between Citizens Bank of Pennsylvania, as Arranger, and Black Box Corporation of Pennsylvania, dated as of November 19, 2004, is filed as Exhibit 5 hereto and is incorporated herein by reference.

CUSIP No. 656535101	Page 5 of 12

Item 4. Purpose of the Transaction

     (a)-(b) The Company, Parent and Purchaser are parties to an Agreement and Plan of Merger dated as of December 20, 2004 (the “Merger Agreement”). The Merger Agreement provides that Purchaser will offer to purchaser all of the issued and outstanding shares of Company Common Stock, including the associated common stock purchase rights (the “Offer”), at a purchase price of $5.60 per share, net to the seller, without interest (the “Per-Share Amount”). Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of all conditions to the Merger (as defined below), Purchaser will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). The Merger will become effective on the date and time that the articles of merger are filed with the Minnesota Secretary of State (unless some later time is specified therein) (the “Effective Time”). At the Effective Time, (i) each share of Company Common Stock then outstanding (other than shares of Company Common Stock owned by Parent, Purchaser or the Company or any of their respective wholly-owned subsidiaries, or by shareholders, if any, who are entitled to and properly exercise dissenters’ rights under Minnesota law) will be converted into the right to receive the Per-Share Amount and (ii) each issued and outstanding share of Company Common Stock owned by Parent, Purchaser or the Company or any of their respective wholly-owned subsidiaries immediately prior to the Merger shall automatically be cancelled and cease to exist, and no consideration shall be delivered or deliverable therefore. Shareholders who exercise dissenters’ rights under Minnesota law will receive a judicially-determined fair value for their shares of Company Common Stock, which value could be more or less than, or the same as, the Per-Share Amount.

     The Offer, the Merger, and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals, as set forth in the Merger Agreement. Furthermore, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are subject to the termination provisions of the Merger Agreement. A more complete description of the Merger Agreement is contained in Section 13 of the Offer to Purchase, which description is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit 2 to this Schedule and is incorporated herein by reference.

     Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, the directors and executive officers of the Company (the “Shareholders”) entered into a Tender and Voting Agreement with Parent and Purchaser dated as of December 20, 2004 (the “Tender Agreement”). Pursuant to the Tender Agreement and as more fully described herein, each Shareholder, among other things, (i) agreed to tender into the Offer, and to not withdraw, all shares of Company Common Stock over which such Shareholder has both voting and investment power, as well as any shares of Company Common Stock over which such Shareholder subsequently acquires ownership (the “Owned Shares”), (ii) agreed to certain transfer restrictions with respect to such Shareholder’s Owned Shares as well as any options or warrants or other rights to acquire Company Common Stock held by such Shareholder, (iii) agreed to not, in such Shareholder’s capacity as a shareholder, and agreed to use reasonable efforts to ensure that such Shareholder’s representatives will not, take any action with respect to an Alternative Transaction Proposal (as defined below) other than as permitted by the Merger Agreement, (iv) granted to Parent and Purchaser an irrevocable option to purchase all of such Shareholder’s Owned Shares at a price of $5.60 per share exercisable if Purchaser has acquired shares of Company Common Stock pursuant to the Offer, (v) agreed to vote (or provide a consent for) any of such Shareholder’s Owned Shares (A) for the purpose of approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and (B) against any Alternative Transaction Proposal with a person other than Parent and Purchaser or any action that would be designed to delay, prevent or frustrate the Offer, the Merger and the transactions contemplated by the Merger Agreement, and (vi) granted Parent an irrevocable proxy to vote all of such Shareholder’s Owned Shares as contemplated by clause (v) of this paragraph. A copy of the Tender Agreement is filed as Exhibit 3 to this Schedule and is incorporated herein by reference.

     “Alternative Transaction Proposal” means any offer, inquiry, proposal or indication of interest (whether binding or non-binding) to any Person or its shareholders relating to any of the following transactions: (i) any transaction or series of related transactions with one or more third persons involving (A) any purchase from such party or acquisition (whether by way of a merger, share exchange, consolidation, business combination, consolidation or similar transaction) by any person or “group” of persons (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder) of more than a 25% interest in the total outstanding voting securities of such party or any tender offer or exchange offer that, if

CUSIP No. 656535101	Page 6 of 12

consummated, would result in any person or group of persons beneficially owning 25% or more of the total outstanding voting securities of such party or any merger, consolidation, business combination or similar transaction involving such party, or (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 25% of the aggregate fair market value of the consolidated assets of such party and its subsidiaries, taken as a whole, immediately prior to such sale, lease, exchange, transfer, license, acquisition or disposition; or (ii) any liquidation or dissolution of such party.

     In addition, concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, Parent, Purchaser and the Company entered into a Stock Option Agreement dated as of December 20, 2004 (the “Stock Option Agreement”), pursuant to which the Company granted Purchaser an irrevocable option (the “Stock Option”) to purchase, for the Per-Share Price, shares of Company Common Stock, in such amount as shall be determined by Purchaser in its sole and absolute discretion, up to such number of shares which, upon exercise, would result in Purchaser owning in excess of 90% of the then-outstanding shares of Company Common Stock on an as-converted, fully diluted basis (collectively, the “Optioned Shares”); provided, that Purchaser’s exercise of the Stock Option is conditioned upon Purchaser and Parent owning, in the aggregate, immediately following such exercise, at least 90% of the outstanding shares of Company Common Stock. The Company’s obligation to deliver the Optioned Shares is conditioned, among other things, on Purchaser having accepted for payment in the Offer at least 80% of the shares of Company Common Stock then outstanding. A copy of the Stock Option Agreement is filed as Exhibit 4 to this Schedule and is incorporated herein by reference.

     (c) Not applicable.

     (d) Parent will have certain rights to designate directors of the Company following Purchaser’s acceptance and payment of shares of Company Common Stock pursuant to the Offer. Under the Merger Agreement, Parent will be entitled to designate that number of directors of the Company, rounded up to the next whole number, as is equal to the product of (A) the total number of directors on Company’s Board of Directors after giving effect to any directors elected by Parent under these provisions, and (B) a fraction (x) whose numerator is the aggregate number of shares of Company Common Stock then beneficially owned by Parent or Purchaser (including shares accepted for payment pursuant to the Offer), and (y) whose denominator is the total number of shares of Company Common Stock then outstanding. Parent has similar rights with respect to committees of the Company’s Board of Directors. Notwithstanding the foregoing, Black Box and the Company shall use reasonable best efforts to cause the Company’s Board of Directors, until the Effective Time, to have at least two directors who were directors (and not officers or employees of the Company or any subsidiary thereof) on December 20, 2004, and who each satisfy the requirements to be “disinterested” under provisions of the Minnesota Business Corporation Act. Following the Effective Time, Parent will replace the existing directors and may replace the existing management of the Company with persons selected by Parent.

     (e)-(j) The purpose of the Offer and the Merger is for Parent to acquire control of the Company through the acquisition of all outstanding shares of Company Common Stock. Upon consummation of the transactions contemplated by the Merger Agreement, the Tender Agreement and the Stock Option Agreement, the Company will become a wholly-owned subsidiary of Parent, the Company Common Stock will cease to be freely traded or listed on Nasdaq or any national securities market, all shares of Company Common Stock will cease to be registered under the Act, and Parent will make such other changes in the charter, bylaws, capitalization, management and business of the Company as set forth in the Merger Agreement and as otherwise deemed necessary or appropriate by Parent. Currently, the Company’s policy is to pay no dividends. Parent may change that policy following the Merger once the Company is a wholly owned subsidiary of Parent. It is expected that initially, following the Merger, the business and operations of the Company will, except as set forth under the caption “Plans for Norstan” in Section 11 of the Offer to Purchase, which description is incorporated herein by reference, be continued by the Company substantially in the same form as they are currently being conducted.

     Except as set forth herein or incorporated herein by reference relating to the Offer, the Merger and the transactions contemplated by the Merger Agreement, the Tender Agreement and the Stock Option Agreement, Parent does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of Company Common Stock or the disposition of shares of Company Common Stock, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of

CUSIP No. 656535101	Page 7 of 12

its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board, (v) any material change in the capitalization of the Company, (vi) any other material change in the Company’s corporate structure or business, (vii) any change to the Company’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of Company equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to any of those enumerated above.

     The preceding summary of certain provisions of the Merger Agreement, the Tender Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As a result of the Merger Agreement and the Tender Agreement, Parent and Purchaser, as a group, may be deemed to be the beneficial owner of and to have shared voting power with respect to 763,852 shares of Company Common Stock, representing approximately 5.5% of the outstanding shares of Company Common Stock, and shared dispositive power with respect to 636,019 shares of Company Common Stock, representing approximately 4.6% of the outstanding shares of Company Common Stock. The percentages are based on the number of outstanding shares of Company Common Stock set forth in the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 2004. The foregoing numbers exclude any shares of Company Common Stock that may be acquired by persons subject to the Tender Agreement after the date thereof; as a result of the Tender Agreement, Parent and Purchaser may be deemed to have shared voting and dispositive power over any such shares when acquired by such persons. As a result of the Stock Option Agreement, Parent and Purchaser, as a group, may be deemed to be the beneficial owner of and to have sole voting power and dispositive power with respect to such number of shares of Company Common Stock as may be issued to Purchaser upon exercise of the Stock Option (as described in Item 4 hereof).

     Parent and Purchaser expressly disclaim beneficial ownership of any and all shares of Company Common Stock which are subject to the Tender Agreement or Stock Option Agreement, and nothing herein shall be deemed an admission by Parent or Purchaser as to the beneficial ownership of such shares.

     (c)-(d) Except as described herein, neither Parent and Purchaser nor, to the best of their knowledge, any of the persons listed in Annex A attached hereto, has acquired or disposed of any shares of Company Common Stock during the past 60 days. Furthermore, neither Parent nor Purchaser know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Schedule is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, neither Parent nor Purchaser nor, to the best of their knowledge, any of the persons listed in Annex A attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 656535101	Page 8 of 12

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Offer to Purchase dated December 23, 2004 filed as Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on December 23, 2004.

Exhibit 2:	Agreement and Plan of Merger, dated as of December 20, 2004, by and among Black Box Corporation, SF Acquisition Co. and Norstan, Inc.

Exhibit 3:	Tender and Voting Agreement, dated as of December 20, 2004, by and among Black Box Corporation, SF Acquisition Co. and the directors and executive officers of Norstan, Inc.

Exhibit 4:	Stock Option Agreement, dated as of December 20, 2004, by and among Black Box Corporation, SF Acquisition Co. and Norstan, Inc.

Exhibit 5:	Commitment Letter between Citizens Bank of Pennsylvania, as Arranger, and Black Box Corporation of Pennsylvania, dated as of November 19, 2004.

Exhibit 6:	Joint Filing Agreement, dated as of December 30, 2004, by and between Black Box Corporation and SF Acquisition Co.

CUSIP: 656535101		Page 9 of 12

Schedule 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2004

BLACK BOX CORPORATION
By:	/s/ Michael McAndrew
Michael McAndrew
Chief Financial Officer

SF ACQUISITION CO.
By:	/s/ Michael McAndrew
Michael McAndrew
Chief Financial Officer

CUSIP No. 656535101	Page 10 of 12

Annex A

Directors and Executive Officers of Black Box Corporation and SF Acquisition Co.

The names of the directors and executive officers of Black Box Corporation (“Black Box”) and SF Acquisition Co. and their present principal occupations or employment and material employment history for the past five years are set forth in the tables below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual is a citizen of the United States and his or her business address is 1000 Park Drive, Lawrence, Pennsylvania 15505.

Directors of Black Box Corporation

Name, Principal Occupation and Five-Year Employment History

Fred C. Young. Mr. Young was elected a director of Black Box on December 18, 1995, President on May 9, 1997 and Chairman and Chief Executive Officer on June 24, 1998. Mr. Young served as Chairman until May 2004 when Mr. Greig was appointed as non-executive Chairman of the Board. He served as Chief Operating Officer from May 1996 until June 1998 and Chief Financial Officer and Treasurer from 1991 until May 1997 and was Secretary from 1991 until May 1999. He is also a director of Citizens Bank of Pennsylvania.

William F. Andrews. Mr. Andrews was elected a director of Black Box on May 18, 1992. He currently is Chairman of Corrections Corporation of America and Chairman of Katy Industries, Inc. He was Chairman of Scovill Fasteners, Inc. and Northwestern Steel and Wire from 1996 to 2001. Mr. Andrews has been a principal with Kohlberg & Co., a private investment company, since 1995. He is also a director of Corrections Corporation, Katy Industries and Trex Company, Inc., all publicly held companies.

Richard L. Crouch. Mr. Crouch was elected a director of Black Box on August 10, 2004. Mr. Crouch was a General Partner with the firm of PricewaterhouseCoopers LLP from 1979 to 2004, serving as an Audit Partner assigned to principally public companies. He has served in various capacities for the firm, including service as a regional accounting, auditing and SEC services consultant.

Thomas W. Golonski. Mr. Golonski was selected to be a director of Black Box on February 11, 2003 and was elected by the stockholders on August 12, 2003. Mr. Golonski is Chairman, President and Chief Executive Officer of National City Bank of Pennsylvania and Executive Vice President of National City Corporation since 1996. Mr. Golonski is also a director of several economic development organizations and active in other charitable and financial organizations.

Thomas G. Greig. Mr. Greig was elected a director of Black Box on August 10, 1999 and appointed as nonexecutive Chairman of the Board in May 2004. Mr. Greig has been a Managing Director of Liberty Capital Partners, a private equity partnership, since 1998. Mr. Greig is a director of publicly held Rudolph Technologies, Inc., a number of privately held companies and a public, not-for-profit foundation.

Edward A. Nicholson, Ph.D. Dr. Nicholson was elected a director of Black Box on August 10, 2004. Dr. Nicholson has been President of Robert Morris University since 1989 and is also a director of publicly held Shopsmith, Inc. He has served more than 25 businesses and government agencies as a consultant in the areas of long-range planning, organization design and labor relations. He is also a director of several regional economic, charitable and cultural organizations.

Executive Officers of Black Box Corporation

Name, Principal Occupation and Five-Year Employment History

Fred C. Young. Chief Executive Officer. Mr. Young was elected President of Black Box on May 9, 1997 and Chairman and

CUSIP No. 656535101	Page 11 of 12

Chief Executive Officer on June 24, 1998. Mr. Young served as Chairman until May 2004 when Mr. Greig was appointed as non-executive Chairman of the Board. He served as Chief Operating Officer from May 1996 until June 1998 and Chief Financial Officer and Treasurer from 1991 until May 1997 and was Secretary from 1991 until May 1999. He is also a director of Citizens Bank of Pennsylvania.

Kathleen Bullions. Senior Vice President — North America. Ms. Bullions was promoted to Senior Vice President — North America on December 13, 2002. She was promoted to Vice President of Marketing and Operations on May 9, 1997 and was Director of Operations prior to May 9, 1997. Ms. Bullions has been with Black Box for 21 years.

Roger E. M. Croft. Senior Vice President — Europe and Latin America. Mr. Croft was promoted to Senior Vice President — Europe and Latin America in May 2004. He was promoted to Vice President — Europe and Latin America in May 1998, having served as Vice President of European Operations since May 9, 1997 and was Managing Director of Black Box U.K. prior to May 9, 1997. Mr. Croft, a citizen of England, has been with Black Box for 19 years.

Michael McAndrew. Vice President, Chief Financial Officer, Treasurer and Secretary. Mr. McAndrew was promoted to Vice President and Chief Financial Officer on December 13, 2002. He became Secretary and Treasurer on January 21, 2003. He was Manager of Corporate Planning and Analysis prior to December 13, 2002. Mr. McAndrew has been with Black Box for 14 years.

Francis W. Wertheimber. Senior Vice President — Pacific Rim/Far East. Mr. Wertheimber was promoted to Senior Vice President — Pacific Rim/Far East in May 2004. He was promoted to Vice President — Pacific Rim/Far East on May 9, 1997. He was Managing Director of Black Box Japan prior to May 9, 1997. Mr. Wertheimber, a citizen of Japan, has been with Black Box for 11 years.

Directors and Executive Officers of SF Acquisition Co.

Name, Principal Occupation and Five-Year Employment History

Fred C. Young. Chief Executive Officer and Director. Mr. Young was elected President of Black Box on May 9, 1997 and Chairman and Chief Executive Officer on June 24, 1998. Mr. Young served as Chairman until May 2004 when Mr. Greig was appointed as non-executive Chairman of the Board. He served as Chief Operating Officer from May 1996 until June 1998 and Chief Financial Officer and Treasurer from 1991 until May 1997 and was Secretary from 1991 until May 1999. He is also a director of Citizens Bank of Pennsylvania.

Michael McAndrew. Chief Financial Officer and Director. Mr. McAndrew was promoted to Vice President and Chief Financial Officer of Black Box on December 13, 2002. He became Secretary and Treasurer of Black Box on January 21, 2003. He was Manager of Corporate Planning and Analysis prior to December 13, 2002. Mr. McAndrew has been with Black Box for 14 years.

CUSIP No. 656535101	Page 12 of 12

EXHIBIT INDEX

Exhibit 1:	Offer to Purchase dated December 23, 2004 filed as Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on December 23, 2004.

Exhibit 2:	Agreement and Plan of Merger, dated as of December 20, 2004, by and among Black Box Corporation, SF Acquisition Co. and Norstan, Inc.

Exhibit 3:	Tender and Voting Agreement, dated as of December 20, 2004, by and among Black Box Corporation, SF Acquisition Co. and the directors and executive officers of Norstan, Inc.

Exhibit 4:	Stock Option Agreement, dated as of December 20, 2004, by and among Black Box Corporation, SF Acquisition Co. and Norstan, Inc.

Exhibit 5:	Commitment Letter between Citizens Bank of Pennsylvania, as Arranger, and Black Box Corporation of Pennsylvania, dated as of November 19, 2004.

Exhibit 6:	Joint Filing Agreement, dated as of December 30, 2004, by and between Black Box Corporation and SF Acquisition Co.